SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Nextel Partners, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

65333F107 (CUSIP Number)

December 31, 2003

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No. 65333F107	Schedule 13G	Page 2 of 8 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Motorola, Inc.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6,076,376 6. Shared Voting Power 0 (See Item 4) 7. Sole Dispositive Power 6,076,376 8. Shared Dispositive Power 0 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,076,376 (See Item 4)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 3.3% (See Item 2 and Item 4)

12.	Type of Reporting Person CO

CUSIP No. 65333F107	Schedule 13G	Page 3 of 8 Pages

Item 1.	(a)	Name of Issuer:
Nextel Partners, Inc. (“NPI”)

	(b)	Address of Issuer’s Principal Executive Offices:

4500 Carillon Point Kirkland, WA 98033

Item 2(a), Item 2(b) and Item 2(c). Name of Person Filing, Address of Principal Business Office and Citizenship:

This Schedule 13G is filed on behalf of Motorola, Inc., (the “Reporting Person”), a Delaware corporation, whose principal business office is 1303 Algonquin Road, Schaumburg, IL 60196.

Pursuant to Rule 13d-5(b)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934 (the “Exchange Act”), the Reporting Person, along with certain individuals and corporations (the “Non-Reporting Persons”) identified below, may be deemed, as a group, to have beneficial ownership of certain shares of the Class A Common Stock (the “Class A Common Stock”) and Class B Common Stock (the “Class B Common Stock”) of NPI as a result of the Reporting Person and the Non-Reporting Persons being signatories to the Amended and Restated Shareholders Agreement, dated February 18, 2000, as amended, by and among NPI and the shareholders listed therein, (the “Shareholders Agreement”). Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Person that a group exists within the meaning of the Exchange Act. The holders of the Class A and Class B Common Stock are entitled to one vote per share on all matters in which they are entitled to vote. Based on information provided by Nextel WIP Corp., it owns 100% of the outstanding Class B Common Stock, which is convertible into Class A Common Stock on a one-for-one basis at any time upon transfer to a person other than Nextel Communications, Inc. (“NCI”), a majority-owned NCI subsidiary or a person or entity controlling NCI. However, because such transfers are prohibited under the Shareholders Agreement and the Issuer’s Restated Certificate of Incorporation until January 29, 2011, this Schedule 13G assumes Nextel WIP Corp. does not currently have the right to acquire shares of Class A Common Stock upon conversion of the Class B Common Stock.

Non-Reporting Persons:

The following Non-Reporting Persons (Nos. 1-13) are referred to herein as the “Non-Voting Entities” with the persons listed in Nos. 1-12 referred to as the “DLJ Entities.”

		1.	DLJ Merchant Banking Ptr. II LP (Delaware limited partnership)

		2.	DLJ Merchant Banking Ptr. II-A LP (Delaware limited partnership)

		3.	DLJ Offshore Partners II, CV (Netherlands Antilles limited partnership)

		4.	DLJ Diversified Partners, LP (Delaware limited partnership)

		5.	DLJ Diversified Partners-A, LP (Delaware limited partnership)

		6.	DLJ EAB Partners, LP (Delaware limited partnership)

		7.	DLJ ESC II, LP (Delaware limited partnership)

		8.	DLJ First ESC, LP (Delaware limited partnership)

		9.	DLJ Millenium Partners, LP (Delaware limited partnership)

		10.	DLJ Millenium Partners-A, LP (Delaware limited partnership)

		11.	DLJMB Funding II, Inc. (Delaware corporation)

CUSIP No. 65333F107	Schedule 13G	Page 4 of 8 Pages

	12.	UK Investment Plan 1997 Partners (Delaware limited partnership)

c/o DLJ Merchant Banking II, Inc. 277 Park Avenue New York, NY 10172

	13.	Eagle River Investments LLC (Washington limited liability company)

2300 Carillon Point Kirkland, WA 98033-7353

The following Non-Reporting Persons (Nos. 14 – 21) are referred to herein as the “Voting Entities.”

	14.	Madison Dearborn Capital Ptrs II, LP (Delaware limited partnership)

3 First National Plaza Suite 3800 Chicago, IL 60602

	15.	Nextel WIP Corp. (Delaware corporation)

2001 Edmund Halley Drive Reston, VA 20191

	16.	David Aas (US citizen)

	17.	John Chapple (US citizen)

	18.	Mark Fanning (US citizen)

	19.	Perry Satterlee (US citizen)

	20.	Estate of David Thaler [1]

	21.	John Thompson (US citizen)

4500 Carillon Point Kirkland, WA 98033

(d)	Title of class of securities: Class A Common Stock

(e)	CUSIP number: 65333F107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

1	Based on information provided by other Non-Reporting Persons, David Thaler, a U.S. citizen, passed away in December 2002.

CUSIP No. 65333F107	Schedule 13G	Page 5 of 8 Pages

Item 4.	Ownership.

	(a) – (c).	Amount beneficially owned, percent of class and voting/dispositive power.

Although the Reporting Person disclaims beneficial ownership of any shares of Class A Common Stock and Class B Common Stock beneficially owned by each other Non-Reporting Person, pursuant to the Exchange Act and the regulations thereunder, the Reporting Person and the Non-Reporting Persons may be deemed as a group to have beneficial ownership of 62,338,591 shares of Class A Common Stock and 79,056,228 shares of the Class B Common Stock, the aggregate number of shares of Common Stock which are subject to the terms of the Stockholders Agreement, representing 34.03 % of the outstanding shares of the Class A Common Stock and 100% of the outstanding shares of the Class B Common as of December 31, 2003. The holders of the Class A Common Stock and the Class B Common Stock are entitled to one vote per share on all matters in which they are entitled to vote.

Based on information provided by Nextel WIP Corp., it owns 100% of the outstanding Class B Common Stock. The Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis at any time upon transfer to a person other than NCI, a majority-owned NCI subsidiary or a person or entity controlling NCI. However, because such transfers are prohibited under the Shareholders Agreement and the Issuer’s Restated Certificate of Incorporation until January 29, 2011, this Schedule 13G assumes Nextel WIP Corp. does not currently have the right to acquire shares of Class A Common Stock upon conversion of the Class B Common Stock. Accordingly, pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, the shares of Class B Common Stock held by Nextel WIP Corp. are not deemed to be outstanding shares of Class A Common Stock for purposes of computing the percentage of Class A Common Stock beneficially owned by Nextel WIP Corp and of the Reporting Person and Non-Reporting Persons, as a group.

The Reporting Person has, as of December 31, 2003, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of the number of shares of Class A Common Stock as described below.

The Reporting Person has the sole power to vote and dispose of 6,076,376 shares of Class A Common Stock, or 3.3% of the outstanding shares of the Class A Common Stock.

The Reporting Person may be deemed to also have the shared power to vote an aggregate of 26,811,016 shares or 14.64% of the outstanding shares of the Class A Common Stock. The Reporting Person also may be deemed to have the shared power to dispose an aggregate of 55,262,215 shares or 30.17% of the outstanding shares of the Class A Common Stock. The Reporting Person disclaims beneficial ownership of all shares of which it may be deemed to have shared power to vote or dispose.

The Non-Reporting Persons, as of December 31, 2003, may be deemed to have shared power to direct the disposition of an aggregate of 55,262,215 shares, or 30.17% of the outstanding shares of the Class A Common Stock, and 79,056,228 shares or 100% of the outstanding shares of the Class B Common Stock. The Voting Entities may be deemed to have shared power to vote an aggregate of 26,811,016 shares or 14.64% of the outstanding shares of Class A Common Stock and 79,056,228 shares or 100% of the outstanding shares of the Class B Common Stock. The Non-Voting Entities may be deemed to have power to vote an aggregate of 29,451,199 shares, or 16.08% of the outstanding shares of Class A Common Stock.

Set forth below is the number of shares of Class A Common Stock, as of December 31, 2003, that are (i) beneficially owned by the Reporting Person and (ii) based on information provided by the Non-Reporting Persons, beneficially owned by each Non-Reporting Person and subject to the Shareholders Agreement:

CUSIP No. 65333F107	Schedule 13G	Page 6 of 8 Pages

Beneficial Owner	Number of Shares of Class A Common Stock Subject to Shareholders Agreement	Percentage of Class A Common Stock (2)
The DLJ Entities	15,701,187	8.6%
Madison Dearborn Capital Partners II, L.P.	18,349,179	10.0%
Eagle River Investments LLC (3)	13,750,012	7.5%
Motorola, Inc.	6,076,376	3.3%
David Aas (4)	1,064,130	*
John Chapple (5)	3,336,024	1.8%
Mark Fanning (6)	903,486	*
Perry Satterlee (7)	1,003,332	*
Estate of David Thaler (8)	794,950	*
John Thompson(9)	1,359,915	*
TOTAL	62,338,591	34.03%

*	Less than 1%
(2)	Based on 183,186,434 shares of Class A Common Stock outstanding as of December 31, 2003 as provided by Nextel Partners, Inc. to other Non-Reporting Persons
(3)	Based on information provided by other Non-Reporting Persons, Eagle River Investments LLC indicated that it held 12,750,012 shares of Class A Common Stock as of December 31, 2003, and retained voting power over an additional 1,000,000 shares that were hedged in September 2003.
(4)	Based on information provided by other Non-Reporting Persons, Mr. Aas also beneficially owns 8,268 shares of Class A Common Stock and a currently exercisable option to purchase 307,500 shares of Class A Common Stock, none of which are subject to the Shareholders Agreement. Including the shares subject to the Shareholders Agreement, Mr. Aas beneficially owns an aggregate of 1,379,898 shares of Class A Common Stock, which represents 0.8% of the outstanding Class A Common Stock as of December 31, 2003.
(5)	Based on information provided by other Non-Reporting Persons, includes 736,667 shares held by JRC Coho LLC, an entity controlled by Mr. Chapple. Mr. Chapple also beneficially owns 146,145 shares of Class A Common Stock (of which, 145,000 shares are held by Panther Lake LLC, an entity controlled by Messrs. Chapple and Thompson) and a currently exercisable option to purchase 565,000 shares of Class A Common Stock, none of which are subject to the Shareholders Agreement. Including the shares subject to the Shareholders Agreement, Mr. Chapple beneficially owns an aggregate of 4,047,169 shares of Class A Common Stock, which represents 2.2% of the outstanding Class A Common Stock as of December 31, 2003.
(6)	Based on information provided by other Non-Reporting Persons, Mr. Fanning also beneficially owns 6,497 shares of Class A Common Stock and a currently exercisable option to purchase 283,750 shares of Class A Common Stock, none of which are subject to the Shareholders Agreement. Including the shares subject to the Shareholders Agreement, Mr. Fanning beneficially owns an aggregate of 1,193,733 shares of Class A Common Stock, which represents 0.7% of the outstanding Class A Common Stock as of December 31, 2003.
(7)	Based on information provided by other Non-Reporting Persons, includes 165,000 shares held by PSS-MSS, L.P., an entity controlled by Mr. Satterlee. Mr. Satterlee also beneficially owns 8,919 shares of Class A Common Stock and a currently exercisable option to purchase 442,500 shares of Class A Common Stock, none of which are subject to the Shareholders Agreement. Including the shares subject to the Shareholders Agreement, Mr. Satterlee beneficially owns an aggregate of 1,454,751 shares of Class A Common Stock, which represents 0.8% of the outstanding Class A Common Stock as of December 31, 2003.
(8)	Based on information provided by other Non-Reporting Persons, David Thaler passed away in December 2002 and thus represents shares held by Mr. Thaler’s estate. Mr. Thaler’s estate also beneficially owns a currently exercisable option to purchase 460,000 shares of Class A Common Stock, which is not subject to the Shareholders Agreement. Including the shares subject to the Shareholders Agreement, Mr. Thaler’s estate beneficially owns an aggregate of 1,254,950 shares of Class A Common Stock, which represents 0.7% of the outstanding Class A Common Stock as of December 31, 2003.

CUSIP No. 65333F107	Schedule 13G	Page 7 of 8 Pages

(9)	Based on information provided by other Non-Reporting Persons, includes 509,166 shares held by JDT-JRT, LLC, an entity controlled by Mr. Thompson. Mr. Thompson also beneficially owns 145,000 shares of Class A Common Stock through Panther Lake LLC, an entity controlled by Messrs. Chapple and Thompson, and a currently exercisable option to purchase 583,750 shares of Class A Common Stock, none of which are subject to the Shareholders Agreement. Including the shares subject to the Shareholders Agreement, Mr. Thompson beneficially owns an aggregate of 2,088,665 shares of Class A Common Stock, which represents 1.1% of the outstanding Class A Common Stock as of December 31, 2003.

Based on information provided by Nextel WIP Corp., it owns 100% of the outstanding Class B Common Stock. The Class B Common Stock is convertible into Class A Common Stock at any time on a one-for-one basis upon transfer to a person other than NCI, a majority-owned NCI subsidiary or a person or entity controlling NCI. However, because such transfers are prohibited under the Shareholders Agreement and the Nextel Partners, Inc. Restated Certificate of Incorporation until January 29, 2011, this Schedule 13G assumes Nextel WIP Corp. does not currently have the right to acquire shares of Class A Common Stock upon conversion of the Class B Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable

Item 6.	Ownership of more than five percent on behalf of another person: See Item 4

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company: Not Applicable

Item 8.	Identification and classification of members of the group: Not Applicable

Item 9.	Notices of dissolution of group: Not Applicable

Item 10.	Certification: Not Applicable

CUSIP No. 65333F107	Schedule 13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2004	MOTOROLA, INC.

	By:	/s/ Carol H. Forsyte

	Name:	Carol H. Forsyte
	Title:	Vice President, Corporate and Securities, Law Department